UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on May 24, 2022, reporting the Company’s results for the first quarter and the three months ended March 31, 2022.

This Report on Form 6-K, excluding the commentary of Lars H. Barstad, is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 24, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

FIRST QUARTER 2022

24 May 2022

FRONTLINE LTD. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2022
Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three months ended March 31, 2022:
Highlights
•	Net income of $31.1 million, or $0.15 per basic and diluted share for the first quarter of 2022.
•	Adjusted net loss of $1.6 million, or $0.01 per basic and diluted share for the first quarter of 2022.
•	Reported total operating revenues of $217.4 million for the first quarter of 2022.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the first quarter of 2022 were $15,700, $16,900 and $19,000 per day, respectively.
•
For the second quarter of 2022, we estimate spot TCE on a load-to discharge basis of $22,600 contracted for 74% of vessel days for VLCCs, $32,700 contracted for 70% of vessel days for Suezmax tankers and $46,300 contracted for 58% of vessel days for LR2 tankers.

•
Announced a potential stock-for-stock combination between Frontline and Euronav NV (“Euronav”) (NYSE & Euronext: EURN) to create a leading global independent oil tanker operator which on a combined basis would own and operate 67 VLCC, 56 Suezmax vessels and 18 LR2/Aframax vessels.

•	Took delivery of the VLCC newbuilding, Front Alta, from Hyundai Heavy Industries (“HHI”) in April 2022.
•	Agreed with SFL to terminate the charters for two 2004-built VLCCs, upon sale and delivery of the vessels to the new owners in April 2022.
•
Entered into a senior secured term loan facility in April 2022 for a total amount of up to $104.0 million at attractive terms to refinance an existing term loan facility maturing in the first quarter of 2023.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS commented:
“Volatility returned to the tanker market in the first quarter of 2022. Frontline’s effective business model has quickly been able to capture the value, as the markets turned constructive for the asset classes we trade. The conflict in Ukraine, and the subsequent sanctioning of Russia by certain western countries, has significantly disrupted existing trade flows, resulting in new, longer trade lanes for oil and refined products into Europe. The tanker market was already pointing towards a gradual recovery during 2022, with oil in transit back to pre-Covid levels and oil demand in OECD countries seeing healthy growth, but the short-term developments seem to have accelerated this path. Oil supply growth is still uncertain going forward, as oil prices are signaling strong demand and global inventories are at decade lows, echoing the overall tight availability of key commodities in nearly all markets. It is too early to call the cyclical turn expected in shipping generally, and in the tanker market, specifically, but the attractive fundamental picture remains as we face very limited new supply of oil carrying capacity in the years to come. With this backdrop we are very excited working on the proposed combination with Euronav, forming the largest listed tanker owner in the world, creating a strong amalgamation of two of the most well-respected tanker operators at an exciting point in the market. Economies of scale have always been in Frontline's DNA, and significant synergies are expected to be achieved if the companies come together.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:
“In the second quarter of 2022 we refinanced one existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility carries an interest rate of SOFR plus a margin of 180 basis points which translates to a LIBOR equivalent margin of 154 basis points1. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The refinancing will reduce our borrowing cost and industry leading cash break even rates and maximize potential cash flow per share after debt service costs. We expect to refinance two further existing term loan facilities with total balloon payments of $267.1 million due in the first quarter of 2023 prior to maturity.”

Average daily time charter equivalents ("TCEs")2

($ per day)	Spot TCE			Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	Q1 2022	Q4 2021	2021	Q2 2022		2022
VLCC	15,700	16,500	15,300	22,600	74%	23,700
SMAX	16,900	14,200	12,000	32,700	70%	19,800
LR2	19,000	13,900	11,800	46,300	58%	16,600

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the second quarter of 2022 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.
The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.
When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.

1 Based on the three month historic Credit Adjustment Spread (CAS) between SOFR and LIBOR of approximately 26 basis points.
2 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

First Quarter 2022 Results
The Company reports net income attributable to the Company of $31.1 million for the quarter ended March 31, 2022 compared with net income of $19.8 million in the previous quarter. The adjusted net loss attributable to the Company3 was $1.6 million for the first quarter of 2022 compared with an adjusted net loss of $4.8 million in the previous quarter. The adjustments in the first quarter of 2022 consist of a $24.9 million gain on derivatives, a $6.1 million gain on sale of vessels, a $1.2 million amortization of acquired time charters, a $0.4 million gain on insurance claim and a $0.3 million gain on marketable securities, partially offset by a $0.1 million share of losses of associated companies. The decrease in adjusted net loss from the previous quarter was primarily due to an increase in our time charter equivalent earnings from $95.3 million in the previous quarter to $101.9 million in the current quarter, due to higher TCE rates, partially offset by other movements in operating gains and expenses.
The Fleet
As of March 31, 2022, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT:
(i)	62 vessels owned by the Company (17 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases; and
(iii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)
In April 2022, the Company took delivery of the VLCC newbuilding, Front Alta, from HHI.
In April 2022, the Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of approximately $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company expects to record a loss on termination of $0.6 million, including the termination payment, in the second quarter of 2022.
In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), our largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and a gain of $6.1 million in the first quarter of 2022.
In August 2019, the Company entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of March 31, 2022, the charters have remaining contractual periods of approximately five months.

3 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

Newbuilding Program
As of March 31, 2022, the Company’s newbuilding program consisted of six VLCCs, one of which was delivered in April 2022. The remaining vessels are expected to be delivered as follows: one vessel in the second quarter of 2022, one vessel in the third quarter of 2022, two vessels in the fourth quarter of 2022 and one vessel in the first quarter of 2023.
As of March 31, 2022, total installments of $137.3 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $428.5 million, of which $356.8 million is expected to be paid in 2022 and $71.7 million is expected to be paid in 2023, and of which $390.0 million will be financed by committed term loan facilities.
Corporate Update
Pursuant to the Company’s stated dividend policy, the Board of Directors has decided not to pay a dividend for the first quarter of 2022. The Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be in the discretion of the Board of Directors and based on both the Company’s results, and its market expectations.
In April 2022, Frontline and Euronav announced that the companies have signed a term sheet that has been unanimously approved by their Board of Directors and Supervisory Board, respectively, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 Frontline shares for every Euronav share resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group. A combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.
In May 2022, the Company announced the resignation of Mr. Tor Svelland and the appointments of Mr. Ole B. Hjertaker and Mr. Steen Jakobsen as Directors of the Company.
The Company had 203,530,979 ordinary shares outstanding as of March 31, 2022. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the first quarter of 2022 was 203,530,979.
Financing Update
In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic CAS between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022 and $89.4 million of the refinanced facility has been recorded in long-term debt as of March 31, 2022.

Covid-19 Update
Throughout the first quarter of 2022 regions around the world have lifted restrictions for fully vaccinated crew. The steps taken to vaccinate our crew since June 2021 have put us in what we believe to be an advantageous position such that we expect to be able to reduce the time associated with quarantining and Covid-19 testing as we enter the second quarter of 2022. We will continue to monitor the global situation and take actions if the need arises.
In the first quarter of 2022 we had Covid-19 related crew change costs of $1.0 million for approximately 600 seafarers who were repatriated.
ESG Update
The Company has published its 2021 ESG report, which may be found on its website at https://www.frontline.bm/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document. The 2021 ESG Report is the Company’s fourth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance (“ESG”) journey thus far and look ahead to the challenges and opportunities we face in the short and long-term in respect of ESG issues. In the past, environmental issues have dominated ESG discussions in the shipping industry. However, the Covid-19 pandemic and ever-increasing regulatory environment have resulted in a more balanced sustainability landscape. Identifying and addressing ESG risk and opportunities are at the core of Frontline’s business strategy.
Our response to the acute challenges we have faced in recent years, most notably the Covid-19 pandemic and IMO regulations, is testimony to the resilience and agility of the sustainability framework we have implemented and our ability to not only overcome such challenges but thrive when doing so. Balancing the interests and expectations of all our stakeholders, including investors, analysts, employees, customers, suppliers, and communities is never easy but we believe our sustainability strategy is key to striking this balance and creating long-term value.
Tanker Market Update
Global oil consumption averaged 98.8 million barrels per day ("mbpd") during the first quarter of 2022 according to the Energy Information Administration (“EIA”), 1.7 mbpd lower than in the fourth quarter of 2021 but 4.5 mbpd higher than in the first quarter of 2021. Global oil supply increased by 0.6 mbpd during the first quarter, averaging 98.8 mbpd. Year over year, supply has increased by an incredible 6.3 mbpd. Data indicates that for the first time in six quarters, inventories saw a marginal increase. During the first quarter of the year, Europe saw the most significant growth in oil demand, which market sources indicated to be the result of the high energy prices seen in natural gas and coal, making oil competitive as a source of energy. At this time however, these statistics would struggle to fully account for the effects of the supply situation in Europe after Russia invaded Ukraine.
Ton-miles and trade lines are key to the fleet utilization on tankers. The ongoing situation in Ukraine, and sanctions imposed on Russia, have affected trading patterns. The EU imports approximately 8.5 mbpd of seaborne crude, 2.2 mbpd of which would normally be sourced from Russia. Market analysts already observe close to half of the Russian export volumes now sailing past the EU, and this volume is being replaced primarily from West Africa and the US. The global seaborne trade for crude oil is assumed to be around 38.0 mbpd, meaning a significant share of the seaborne volumes are sailing longer distances, supporting vessel demand. This has been particularly noticeable in the Suezmax and Aframax markets, representing the typical vessel class suitable for EU ports. The EU also imports a significant volume of refined products, typically diesel, from Russia. Again, this volume is now being replaced, primarily from Asia, incurring longer ton-miles and causing the LR2 (coated Aframax) market to strengthen significantly. During the first quarter of the year, we also saw a rise in Covid-19 cases in China, and more notably, in highly populated areas of industrial significance, like Shanghai. According to industry sources, this has led to a reduction in Chinese oil demand by 1.5 mbpd to 2.0 mbpd. This may have relieved some of the demand pressure on the overall oil market, but it has in turn led to softer VLCC markets, the asset class typically serving Chinese imports.

The tanker fleet continues to age, and new orders to replace vessels coming to recycling age are not seen. Within the asset classes Frontline owns, VLCC, Suezmax and LR2 tankers, the only orders recorded in 2022 have been for six LR2 tankers expected to be delivered in the second half of 2024 and 2025. In fact, not a single VLCC or Suezmax tanker order has been reported since July 2021. The VLCC orderbook currently stands at 55 units, or 6.3% of the existing fleet of 849 vessels after 13 vessels were delivered so far this year. For Suezmax tankers, 27 vessels are on order, or 4.6% of the existing fleet of 586 vessels, where 14 vessels were delivered so far in 2022. For the LR2 tanker fleet the orderbook stands at 45 units, or 11.7% of the existing fleet after 8 vessels where delivered this year. We are still in a position where 82 VLCCs and 67 Suezmax tankers are above or will pass 20 years by the end of the year, meaning we expect these two segments to face negative fleet growth, with the current orderbook, over the coming years. Demand for vessels from other segments continue to push the potential delivery window forward, meaning material fleet growth for the large tankers can only be expected late in 2025, should new orders be placed now.

Conference Call and Webcast
On May 24, 2022 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 215 63015
Norway Toll Free	800 56865
Std International	+44 (0) 2071 928338
UK	0844 481 9752
UK Toll Free	0 800 279 6619
USA	+1 646 741 3167
USA Toll Free	877 870 9135
Conference ID	8176489

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	8176489

Participant information required: Full name & company

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is part of this release.

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("Covid-19"), and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.
We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 23, 2022

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Jens Martin Jensen - Director
Steen Jakobsen - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 37

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2022

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2022 Jan-Mar	2021 Jan-Mar	2021 Jan-Dec
Total operating revenues	217,441	193,991	749,381

Other operating gain	6,818	537	5,893

Voyage expenses and commission	113,651	86,878	392,697
Contingent rental income	(551)	(663)	(3,606)
Ship operating expenses	43,680	39,427	175,607
Charter hire expenses	—	2,271	2,695
Administrative expenses	7,142	6,384	27,891
Depreciation	37,410	35,530	147,774
Total operating expenses	201,332	169,827	743,058
Net operating income	22,927	24,701	12,216
Interest income	47	45	119
Interest expense	(16,966)	(14,760)	(61,435)
Gain on marketable securities	269	3,102	7,677
Share of results of associated company	(92)	65	(724)
Foreign currency exchange gain (loss)	11	(9)	(116)
Gain on derivatives	24,921	15,710	17,509
Other non-operating items	18	27	18,239
Net income (loss) before income taxes and non-controlling interest	31,135	28,881	(6,515)
Income tax benefit (expense)	13	14	(4,633)
Net income (loss)	31,148	28,895	(11,148)
Net income attributable to non-controlling interest	—	—	—
Net income (loss) attributable to the Company	31,148	28,895	(11,148)
Basic earnings (loss) per share attributable to the Company	$0.15	$0.15	$(0.06)
Diluted earnings (loss) per share attributable to the Company	$0.15	$0.15	$(0.06)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2022 Jan-Mar	2021 Jan-Mar	2021 Jan-Dec

Net income (loss)	31,148	28,895	(11,148)
Foreign exchange gain (loss)	(1)	(2)	28
Other comprehensive income (loss)	(1)	(2)	28
Comprehensive income (loss)	31,147	28,893	(11,120)

Comprehensive income attributable to non-controlling interest	—	—	—
Comprehensive income (loss) attributable to the Company	31,147	28,893	(11,120)
Comprehensive income (loss)	31,147	28,893	(11,120)

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Mar 31 2022	Dec 31 2021
ASSETS
Current assets
Cash and cash equivalents	111,176	113,073
Marketable securities	2,704	2,435
Other current assets	241,848	217,237
Total current assets	355,728	332,745

Non-current assets
Newbuildings	140,791	130,633
Vessels and equipment, net	3,372,562	3,477,801
Vessels under finance lease, net	42,750	44,880
Right of use assets under operating leases	3,682	3,914
Goodwill	112,452	112,452
Investment in associated company	463	555
Loan notes receivable	1,388	1,388
Other long-term assets	31,137	12,730
Total non-current assets	3,705,225	3,784,353
Total assets	4,060,953	4,117,098

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	434,484	189,286
Current portion of obligations under finance lease	8,117	7,601
Current portion of obligations under operating lease	1,119	1,122
Other current liabilities	94,410	94,666
Total current liabilities	538,130	292,675

Non-current liabilities
Long-term debt	1,796,333	2,126,910
Obligations under finance lease	38,690	40,865
Obligations under operating lease	2,876	3,114
Other long-term liabilities	1,235	992
Total non-current liabilities	1,839,134	2,171,881

Commitments and contingencies
Equity
Frontline Ltd. equity	1,684,161	1,653,014
Non-controlling interest	(472)	(472)
Total equity	1,683,689	1,652,542
Total liabilities and equity	4,060,953	4,117,098

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2022 Jan-Mar	2021 Jan-Mar	2021 Jan-Dec
OPERATING ACTIVITIES
Net income (loss)	31,148	28,895	(11,148)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of deferred charges	38,974	36,942	152,981
Gain on sale of vessels and equipment	(6,055)	—	(5,058)
Amortization of acquired time charters	(1,244)	(1,244)	(5,045)
Contingent rental income	(551)	(663)	(3,607)
Gain on marketable securities	(269)	(3,102)	(7,677)
Share of results of associated company	92	(65)	724
Gain on derivatives	(26,134)	(17,128)	(23,262)
Other, net	460	—	432
Change in operating assets and liabilities	(19,083)	(31,634)	(35,408)
Net cash provided by operating activities	17,338	12,001	62,932

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(11,186)	(44,333)	(462,400)
Proceeds from sale of vessels and equipment	80,000	—	80,000
Net cash inflow on sale of subsidiary	—	2,813	5,625
Marketable securities acquired	—	—	(357)
Proceeds from sale of marketable securities	—	—	14,074
Net cash provided by (used in) investing activities	68,814	(41,520)	(363,058)

FINANCING ACTIVITIES
Proceeds from debt	—	36,902	403,868
Repayment of debt	(86,755)	(40,208)	(219,521)
Repayment of finance leases	(1,108)	(1,958)	(5,194)
Net proceeds from issuance of shares	—	—	52,447
Debt fees paid	(186)	(1,078)	(8,050)
Net cash provided by (used in) financing activities	(88,049)	(6,342)	223,550

Net change in cash and cash equivalents and restricted cash	(1,897)	(35,861)	(76,576)
Cash and cash equivalents and restricted cash at start of period	113,073	189,649	189,649
Cash and cash equivalents and restricted cash at end of period	111,176	153,788	113,073

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2022 Jan-Mar	2021 Jan-Mar	2021 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	203,530,979	197,692,321	197,692,321
Shares issued	—	—	5,838,658
Balance at end of period	203,530,979	197,692,321	203,530,979

SHARE CAPITAL
Balance at beginning of period	203,531	197,692	197,692
Shares issued	—	—	5,839
Balance at end of period	203,531	197,692	203,531

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	448,291	402,021	402,021
Stock compensation expense	—	—	(338)
Shares issued	—	—	46,608
Balance at end of period	448,291	402,021	448,291

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,004,094	1,004,094
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	228	200	200
Other comprehensive income (loss)	(1)	(2)	28
Balance at end of period	227	198	228

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(3,130)	8,018	8,018
Net income (loss) attributable to the Company	31,148	28,895	(11,148)
Balance at end of period	28,018	36,913	(3,130)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,684,161	1,640,918	1,653,014

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	(472)	(472)
Balance at end of period	(472)	(472)	(472)
TOTAL EQUITY	1,683,689	1,640,446	1,652,542

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. GENERAL
Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.
2. ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 17, 2022.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.
3. EARNINGS PER SHARE
The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2022 Jan-Mar	2021 Jan-Mar	2021 Jan-Dec
Net income (loss) attributable to the Company	31,148	28,895	(11,148)

(in thousands)
Weighted average number of ordinary shares	203,531	197,692	198,965
Dilutive effect of share options	—	83	—
Denominator for diluted earnings per share	203,531	197,775	198,965

As of March 31, 2022, the Company had an issued share capital of $203,530,979 divided into 203,530,979 ordinary shares (December 31, 2021: $203,530,979 divided into 203,530,979 ordinary shares) of $1.00 par value each.

4. OTHER OPERATING GAINS
In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), our largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and a gain of $6.1 million in the first quarter of 2022.
5. NEWBUILDINGS
As of March 31, 2022, the Company’s newbuilding program consisted of six VLCCs one of which was delivered in April 2022. The remaining vessels are expected to be delivered as follows: one vessel in the second quarter of 2022, one vessel in the third quarter of 2022, two vessels in the fourth quarter of 2022 and one vessel in the first quarter of 2023.
As of March 31, 2022, total installments of $137.3 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $428.5 million, of which $356.8 million is expected to be paid in 2022 and $71.7 million is expected to be paid in 2023, and of which $390.0 million will be financed by committed term loan facilities.
6. DEBT
In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic CAS between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022 and $89.4 million of the refinanced facility has been recorded in long-term debt as of March 31, 2022.

7. RELATED PARTY TRANSACTIONS
We transact business with the following related parties, being companies in which Hemen (the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL Corporation Ltd. (“SFL”), Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean Group Ltd, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas and Front Ocean Management Ltd. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.
As of March 31, 2022, the Company leased two of its vessels from SFL. The Company pays SFL contingent rental expense based on the earnings of these vessels. Contingent rental income recorded in the quarter ended March 31, 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline’s merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period.
The Company accounts for its 15% of the share capital of TFG Marine under the equity method. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $81.5 million to TFG Marine in the quarter ended March 31, 2022, and $23.2 million remained due as of March 31, 2022.
Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and support staff costs.
8. COMMITMENTS AND CONTINGENCIES
As of March 31, 2022, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of March 31, 2022, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at March 31, 2022.
As of March 31, 2022, the Company has committed to the purchase of exhaust gas cleaning system equipment from Clean Marine AS, a related party, for 4 vessels owned by the Company, with a financial commitment of $3.2 million, excluding installation costs, due in 2022.

9. SUBSEQUENT EVENTS
In April 2022, the Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of approximately $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company expects to record a loss on termination of $0.6 million, including the termination payment, in the second quarter of 2022.
In April 2022, the Company took delivery of the VLCC newbuilding, Front Alta, from HHI and drew down $65.0 million under its senior secured term loan facility of up to $130.0 million with DNB to partially finance the delivery.
In April 2022, Frontline and Euronav announced that the companies have signed a term sheet that has been unanimously approved by their Board of Directors and Supervisory Board, respectively, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 Frontline shares for every Euronav share resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group. A combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.
In May 2022, the Company increased the guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine from $50.0 million to $60.0 million.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income (loss) attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

(in thousands of $)	Q1 2022	FY 2021	Q4 2021	Q1 2021
Adjusted net income (loss) attributable to the Company
Net income (loss) attributable to the Company	31,148	(11,148)	19,783	28,895
Add back:
Loss on marketable securities	—	457	457	—
Share of losses of associated companies	92	789	—	—
Loss on derivatives	—	4,721	—	—
Tax expense on received dividends	—	4,455	4,455	—

Less:
Gain on derivatives	(24,921)	(22,230)	(5,305)	(15,710)
Gain on marketable securities	(269)	(4,134)	—	(3,102)
Share of results of associated company	—	(65)	—	(65)
Amortization of acquired time charters	(1,244)	(5,045)	(1,271)	(1,244)
Gain on sale of vessels	(6,055)	(5,058)	(5,058)
Dividends received	—	(17,819)	(17,819)
Gain on settlement of insurance claim	(362)	—	—	—
Adjusted net income (loss) attributable to the Company	(1,611)	(55,077)	(4,758)	8,774
(in thousands)
Weighted average number of ordinary shares	203,531	198,965	202,404	197,692
Denominator for diluted earnings (loss) per share	203,531	198,965	202,404	197,775

(in $)
Basic earnings (loss) per share	0.15	(0.06)	0.10	0.15
Adjusted basic earnings (loss) per share	(0.01)	(0.28)	(0.02)	0.04
Diluted earnings (loss) per share	0.15	(0.06)	0.10	0.15
Adjusted diluted earnings (loss) per share	(0.01)	(0.28)	(0.02)	0.04

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Q1 2022	FY 2021	Q4 2021	Q1 2021
Total operating revenues	217,441	749,381	213,546	193,991

less
Voyage expenses and commission	(113,651)	(392,697)	(112,890)	(86,878)
Other non-vessel items	(1,897)	(19,551)	(5,405)	(5,484)
Total TCE	101,893	337,133	95,251	101,629

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Q1 2022	FY 2021	Q4 2021	Q1 2021
Time charter TCE (in thousands of $)
VLCC	—	8,235	—	7,394
Suezmax	12,624	51,810	13,054	12,756
LR2	—	3,230	—	3,230
Total Time charter TCE	12,624	63,275	13,054	23,380

Spot TCE (in thousands of $)
VLCC	25,027	96,519	26,920	30,264
Suezmax	33,276	95,163	28,490	29,467
LR2	30,966	82,176	26,787	18,518
Total Spot TCE	89,269	273,858	82,197	78,249

Total TCE	101,893	337,133	95,251	101,629

Spot days (available days less offhire days)
VLCC	1,595	6,305	1,630	1,593
Suezmax	1,971	7,901	2,000	1,942
LR2	1,627	6,944	1,930	1,548

Spot TCE per day (in $ per day)
VLCC	15,700	15,300	16,500	19,000
Suezmax	16,900	12,000	14,200	15,200
LR2	19,000	11,800	13,900	12,000

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.